UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79098 / October 14, 2016

Admin. Proc. File No. 3-17307

In the Matter of

  GALILEO PETROLEUM LTD.
  HYPERION ACQUISITION CORP., and
  SATORI BEVERAGES INTERNATIONAL, LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Galileo Petroleum Ltd., Hyperion Acquisition Corp.,
or Satori Beverages International, Ltd., and the Commission has not chosen to review the
decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Galileo Petroleum Ltd., Hyperion Acquisition Corp.,
and Satori Beverages International, Ltd.[2] The order contained in that decision is hereby declared
effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange
Act of 1934, the registrations of each class of registered securities of Galileo Petroleum Ltd.,
Hyperion Acquisition Corp., and Satori Beverages International, Ltd., are revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                                Brent J. Fields
                                                Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Galileo Petroleum Ltd., Hyperion Acquisition Corp., and Satori Beverages Int'l, Ltd.,* Initial
Decision Release No. 1048 (Aug. 22, 2016), 114 SEC Docket 17, 2016 WL 4426890. The
Central Index Key numbers are: 1326910 for Galileo Petroleum Ltd.; 1522219 for Hyperion
Acquisition Corp.; and 1561402 for Satori Beverages International, Ltd.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GALILEO PETROLEUM LTD. HYPERION ACQUISITION CORP., and SATORI BEVERAGES INTERNATIONAL, LTD.	INITIAL DECISION ON DEFAULT August 22, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On June 21, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

Respondents Galileo Petroleum Ltd. and Satori Beverages International, Ltd., were served with the OIP by June 28, 2016, and their answers were due July 11, 2016. *Galileo Petroleum Ltd.*, Admin. Proc. Rulings Release No. 3989, 2016 SEC LEXIS 2457 (ALJ July 15, 2016). After failing to file timely answers, appear at the prehearing conference held July 22, 2016, or otherwise defend the proceeding, I ordered Galileo and Satori to show cause by August 1, 2016, why the registrations of their securities should not be revoked by default. *Galileo Petroleum Ltd.*, Admin. Proc. Rulings Release No. 4015, 2016 SEC LEXIS 2536 (ALJ July 22, 2016).

Respondent Hyperion Acquisition Corp. was served with the OIP on July 26, 2016, and its answer was due August 5, 2016. *Galileo Petroleum Ltd.*, Admin. Proc. Rulings Release No. 4049, 2016 SEC LEXIS 2718 (ALJ Aug. 8, 2016). After failing to file a timely answer or otherwise defend the proceeding, I ordered Hyperion to show cause by August 18, 2016, why the registration of its securities should not be revoked by default. *Id.*

To date, Respondents have not responded to the show cause orders. Respondents are therefore in default for failing to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true as to Respondents.

Findings of Fact

Galileo, Central Index Key (CIK) No. 1326910, is a British Columbia corporation located in Vancouver, British Columbia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 2012, which reported a net loss of over $1.15 million for the prior twelve months.

Hyperion, CIK No. 1522219, is a forfeited Delaware corporation located in Ho Chi Minh City, Vietnam, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2013, which reported a net loss of $3,139 for the prior fifteen months.

Satori, CIK No. 1561402, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on March 18, 2013, which reported a net loss of $306,123 for the year ended June 30, 2012.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend

the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that Respondents repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Galileo Petroleum Ltd., Hyperion Acquisition Corp., and Satori Beverages International, Ltd., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party

shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____

Brenda P. Murray
Chief Administrative Law Judge